# THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

**A MEMBER OF THE LALBHAI GROUP**


02 AUG 15

82-3708

July 24, 2002

02049213

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

BY AIR MAIL

Dear Sirs,

The Company has changed its financial year from October - September period to April - March period and accordingly the previous financial year was of 6 months from October 2001 to March, 2002. We hereby inform you that a meeting of the Committee of Directors of the Company will be held on Wednesday, the 31st July, 2002 to take on record the Unaudited Financial Results (provisional) of the Company for the first quarter ended on 30th June, 2002.

Thanking you,

Yours faithfully,

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Jagdish G. Dalal
Head (Legal & Secretarial)

dlw 8/19

Arvind